LANGER CANADA, INC.

as Vendor

and

9199-0200  QUEBEC INC.

as Purchaser

SHARE PURCHASE AGREEMENT

July 31, 2008

SHARE PURCHASE AGREEMENT

Share Purchase Agreement made in Montreal, Province of Quebec and dated July 31, 2008, between Langer Canada, Inc. (the “Vendor”) and 9199-0200 Quebec Inc. (the “Purchaser”).

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Adjusted Working Capital” has the meaning specified in Section 2.3.2.

“Affiliate” shall mean with respect to a specified Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person.

“Agreement” means this share purchase agreement and all schedules and instruments in amendment or confirmation of it; and the expressions “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement.

“Applicable Law” shall mean, with respect to any Person, any law, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity, applicable to such Person.

“Assets” means all the properties, assets, interests and rights of the Company (including all Contracts) of any nature whatsoever and wherever situated.

“Benefit Plans” means all employee benefit programmes of the Company, all as listed and described in Schedule 3.1(gg).

“BCT” has the meaning specified in Section 2.3.2(b).

“Business” means the activities, business and operations related to the manufacturing, sale and distribution of orthoses and prostheses and the operation of an orthopaedic clinic.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Montréal, Québec.

“Claim” means the full amount of any and all actual liabilities, damages, claims, deficiencies, fines, assessments, losses, penalties, interest, costs and expenses, including, without limitation, reasonable fees and disbursements of counsel, and shall not include consequential, indirect, special, punitive, exemplary or other similar damages, other than compensatory damages and consequential, indirect, special, punitive, exemplary or other similar damages payable to a third party to this Agreement. The amount of any Claim shall be calculated net of any insurance proceeds on account of a claim relating to such Claim that are actually recovered by the Indemnified Party after discovery of the Claim to the extent received at the time of calculation.

“Closing” has the meaning given in Section 5.1.

“Closing Date” has the meaning given in Section 5.1.

“Closing Statements” has the meaning given in Section 2.3.2(b).

“Company” means Bi-Op Laboratories, Inc.

“Contract(s)” means any and all agreements to which the Company is a party the breach or violation of which would have a Material Adverse Effect on the Company, taken as a whole, including all contracts, leases of personal property and commitments of any nature, written or oral, including (i) unfilled purchase orders received by the Company, (ii) forward commitments by the Company for supplies or materials or services entered into the Ordinary Course, (iii) restrictive agreements and negative covenant agreements which the Company has with its employees, past or present, and (iv) the Material Contracts.

“Corporate Records” means the corporate records of the Company, including (i) all constating documents and by-laws, (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees), and (iii) the share certificate books, securities register, register of transfers and register of directors.

“Employee” means an individual who is employed by the Company; and “Employees” means every Employee.

“Environmental Laws” means any domestic and foreign federal, provincial, state, municipal, or local Laws and any orders of a Governmental Entity relating in any way to the natural or human environment (including air, land, surface water, groundwater and real and personal property), public or occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of a Hazardous Substance.

“Deductible” has the meaning given in Section 6.1.4.

“Financial Statements” means the unaudited financial statements of the Company dated December 31st, 2007, a copy of which will be attached at Schedule 3.1(y) to this Agreement.

“GAAP” means, at any time, accounting principles generally accepted in Canada and recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

“Governmental Entity” means any domestic or foreign government, including any federal, provincial, state, territorial, local or municipal government, and includes any governmental agency or department, tribunal, board, commission, court or other authority of any of the foregoing as well as any arbitrator, arbitration tribunal or other tribunal or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, toxic substance, hazardous material or waste, dangerous good, asbestos, urea formaldehyde, PCBs, or non-hazardous petroleum products or any other substance defined in or regulated by any Environmental Law.

“Indemnified Party” means a Person whom the Vendor or the Purchaser, as the case may be, has agreed to indemnify under Article 6.

“Indemnifying Party” means, in relation to an Indemnified Party, the Party to this Agreement which has agreed to indemnify that Indemnified Party under Article 6.

“Independent Accountant” has the meaning given in Section 2.3.2 (c).

“Intellectual Property” means any trade marks, trade names, business names, brand names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulae, processes, know-how, technology and related goodwill, any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefore, and other intellectual or industrial property, in each case, owned or used by the Company, including the intellectual property listed at Schedule A to this Agreement.

“Knowledge” means the actual knowledge of the Vendor and Langer’s current executive officers, and of the Vendor and Langer’s executive officers during the period the Vendor owned the Company, including the Vendor and Langer’s chief financial officers, without further inquiry.

“Langer” means Langer, Inc.

“Licenses and Permits” has the meaning specified in Section 3.1(ll).

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

“Material Adverse Change” or “Material Adverse Effect” shall mean any change, event or condition of any character which has had or could have a material adverse effect on the Company.

“Material Contracts” has the meaning specified in Section 3.1(t).

“Ordinary Course” means, with respect to an action taken by a Person, that such action is taken in the ordinary course of the normal day-to-day operations of the Person.

“Parties” means the Vendor and the Purchaser and any other Person who may become a party to this Agreement.

“Permitted Liens” shall mean imperfections of title, encroachments, easements, rights-of-way, squatters’ rights, covenants, conditions, restrictions, or encumbrances on a property or asset that do not materially diminish the value thereof or materially interfere with the use thereof in the operations of the Company.

“Person” is to broadly interpreted and includes, but is not limited to a natural person, partnership, limited liability company, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Price Decrease” has the meaning given in Section 2.3.2(d).

“Price Increase” has the meaning given in Section 2.3.2(e).

“Purchase Price” has the meaning specified in 2.2.

“Purchased Shares” has the meaning specified in 2.1.

“Purchaser” means 9199-0200 Quebec Inc.

“Real Property” has the meaning specified in 3.1(r).

“Required Consents” means (i) with respect to any Person, any order, permit, approval, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over that Person; and means (ii) with respect to any one of the Assets, Contracts or Business, the consent of a contracting party to a change in control of the Company, if required by the terms of any Contract, or to the transfer, assignment or other disposition of any one of the Assets, Contracts or Company.

“Review Period” has the meaning given in Section 2.3.2(c).

“Taxes” has the meaning specified in Section 3.1(gg).

“Toronto Operations” has the meaning given in Section 5.3.

“Vendor” means Langer Canada, Inc.

“Vendor’s Guarantee” has the meaning given in Section 3.1 (jj).

“Working Capital” has the meaning specified in Section 2.3.2.

1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa.

1.3 Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency.

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.5 Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

1.6 Statute references

 Any reference in this Agreement to any Applicable Law or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such Applicable Law or section as amended, restated or re-enacted from time to time.

1.7 Business Days

If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

1.8 Incorporation of Disclosure Schedules.

The disclosure schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it. The disclosure schedules attached to this Agreement are listed as follows:

Schedule A: Intellectual Property
Schedule 2.3.2(a)(i): Sample calculation of Working Capital
Schedule 2.3.2(a)(ii): Specified Ledger Accounts
Schedule 2.3.2(b): Asset and Liability Accounts
Schedule 3.1(r): Real Property
Schedule 3.1(t): Material Contracts
Schedule 3.1(y): Financial Statements
Schedule 3.1(aa): Bank Accounts and Powers of Attorney
Schedule 3.1(cc): Employees
Schedule 3.1(dd): Benefit Plans
Schedule 3.1(ee): Insurance
Schedule 3.1(jj): Guarantees
Schedule 3.1(kk): Affiliated Transactions
Schedule 3.1 (ll): Licenses and Permits
Schedule 5.1(a)(iii): Release by the Vendor and Langer
Schedule 5.1(a)(iv): Purchase Order
Schedule 5.1(b)(ii): Release by the Company and Raynald Henry

ARTICLE 2
PURCHASED SHARES AND PURCHASE PRICE

2.1 Purchase and Sale.

Subject to the terms and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor on the Closing Date, free and clear of all liabilities, security interests, pledges, Liens, encumbrances and claims whatsoever, all of the issued and outstanding shares in the capital of the Company (collectively, the “Purchased Shares”), which the Vendor declares to be as at the Closing Date, 196 Class A shares, 1,000 Class B shares and 804 Class “D” shares. At Closing, Vendor will deliver to Purchaser certificates representing the Purchased Shares, which certificates the Vendor warrants currently represent and will, on the Closing Date, represent all of the Purchased Shares. The certificates to be delivered by the Vendors shall be duly endorsed for transfer to the Purchaser.

2.2 Purchase Price.

Subject to any adjustments pursuant to this Agreement (Section 2.3.2 (d) and 2.3.2 (e)), the aggregate purchase price payable by the Purchaser to the Vendor for the Purchased Shares (the “Purchase Price”) shall be Two Million One Hundred Twenty-Five Thousand Dollars ($2,125,000.00).

2.3 Payment of the Purchase Price.

Payment of the Purchase Price shall be made as follows:

2.3.1 Closing Payment

The Purchase Price shall be paid and satisfied at Closing as follows:

(i)
the Purchaser shall pay to the Vendor the amount of Two Million One Hundred Twenty-Five Thousand Dollars ($2,125,000.00) in immediately available funds by wire transfer; and to such account(s) as shall be designated by the Vendor prior to the Closing Date.

2.3.2 Working Capital Adjustment

(a)	The working capital of the Company as of the Closing Date (the “Working Capital”) shall be calculated as follows:

Working Capital = (A) - (B)
Where (A) shall mean all cash or cash equivalents, accounts receivable (less allowance for bad debts or account conversion), prepaid expenses, tax refunds, inventory (without any write downs) and other current assets; and

Where (B) shall mean all trade accounts payable, accrued payroll and related expenses and other current liabilities;

Notwithstanding the foregoing, the parties agree that the Working Capital shall not take into account the following items:

(i)	all inter-company receivables, financials and payables, including all accrued management fees payable by the Company to the Purchaser, if any;
(ii)	a painting valued at approximately $29,000; and
(iii)	the cash surrender value of an insurance policy on the life of Mr. Raynald Henry;

The parties further acknowledge and agree that the Working Capital shall be calculated in the same manner as the example attached to the present Agreement as Schedule 2.3.2(a)(i), in accordance with GAAP applied on a basis consistent with the historical practices of the Company in prior fiscal years and using the specified ledger accounts of the Company as set forth on Schedule 2.3.2(a)(ii) hereof as well as any new accounts of the same nature or relevant thereto which may have been created prior to Closing. For the avoidance of doubt each account set forth on Schedule 2.3.2(ii) as well as any new accounts of the same nature or relevant thereto which may have been created prior to Closing shall be deemed to have been incorporated into Schedule 2.3.2(a)(i) for the purposes of the Working Capital calculation.

All of the asset and liability accounts of the Company as of the Closing Date are listed on Schedule 2.3.2(b) annexed hereto.

(b)
The Purchaser shall instruct the Company’s accountants, Boucher Champagne Thiffault, s.e.n.c.r.l. (“BCT”), to prepare and deliver to the Vendor and the Purchaser as soon as reasonably practicable, and in any event no later than sixty (60) days after the Closing Date, financial statements of the Company for the period ending on the Closing Date, prepared in accordance with GAAP applied on a basis consistent with prior fiscal years, together with a statement setting out the Working Capital of the Company as at the close of business on the Closing Date (collectively, the “Closing Statements”). The Vendor shall pay the costs of preparing the Closing Statements up to an aggregate amount not to exceed $5,000 with the Vendor and the Purchaser each paying one half of any excess of such amount, it being understood that the Purchaser shall not pay any costs exceeding the amount of $1,500. The Vendor and the Purchaser shall reasonably co-operate fully with each other in the preparation of the Closing Statements.

(c)
The parties shall have fifteen (15) days after receipt of the Closing Statements within which to review and discuss the Closing Statements (the “Review Period”). During that time, the Parties will provide access, upon reasonable request, to all work papers of the Company and its advisors, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Closing Statements. Subject to and without affecting the provisions hereof and the contestation procedure as set out below, either party may at its sole cost and expense have its own accountants, employees and/or representatives review the Closing Statements and prepare financial statements of the Company in the form as may be required by any Governmental Entity. If at the end of the Review Period the Vendor and the Purchaser are unable to agree on the Closing Statements, the Parties shall refer the determination of the Working Capital to Deloitte Touche, a firm of chartered accountants situated in the Province of Quebec (the “Independent Accountant”). The Independent Accountant is deemed to be acting as an expert and not an arbitrator. The Independent Accountant shall be requested to deliver its determination of the Working Capital within twenty (20) Business Days following referral of the matter to the Independent Accountant and the decision of the Independent Accountant as to the Working Capital shall be final and binding on all Parties, save and except in the case of a manifest error. The Purchaser and the Vendor shall share equally the fees and expenses of the Independent Accountant. The Vendor and the Purchaser shall each pay and be responsible for the costs of their respective personnel and for the fees and expenses of their respective legal, accounting, and other advisors in connection therewith.

(d)
If the Working Capital is less than Five Hundred Thousand Dollars ($500,000.00), then the Purchase Price shall be decreased, dollar for dollar, by an amount equal to the difference between the Working Capital and the amount of Five Hundred Thousand Dollars ($500,000.00) (the “Price Decrease”). The Price Decrease shall be paid to the Purchaser by the Vendor no later than ten (10) days following the termination of the Review Period or, if the Parties have referred the determination of the Working Capital to the Independent Accountant, no later than ten (10) days after delivery by the Independent Accountant of its determination of the Working Capital.

(e)
If the Working Capital as of the Closing Date is greater than Five Hundred Thousand Dollars ($500,000.00), the Purchase Price shall be increased, dollar for dollar, by an amount equal to the difference between the Working Capital and the amount of Five Hundred Thousand Dollars ($500,000.00) (the “Price Increase”). The Price Increase shall be paid by the Purchaser to the Vendor no later than ten (10) days following the termination of the Review Period or, if the Parties have referred the determination of the Working Capital to the Independent Accountant, no later than ten (10) days after delivery by the Independent Accountant of its determination of the Working Capital.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

3.1 Representations and Warranties of the Vendor.

Except as may otherwise be disclosed or set forth in the Vendor’s disclosure schedules attached to this Agreement, the Vendor declares that the following representations and warranties are, to the Knowledge of the Vendor, true and correct as of the date hereof. The Purchaser agrees that notwithstanding anything else herein to the contrary, no representation or warranty of the Vendor contained in this Agreement will be deemed violated or breached if Raynald Henry had knowledge of the facts, circumstances, action or inaction relating to any matters (other than items that were effected at Langer’s expressed direction) which give rise to any violation or breach of such representation or warranty.

(a)
Incorporation and Qualification of the Vendor. The Vendor is a corporation incorporated, organized and existing under the New Brunswick Business Corporations Act and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement;

(b)	Validity of Agreement. The execution, delivery and performance by the Vendor of this Agreement:

(i) Have been duly authorized by all necessary corporate action on the part of the Vendor, as the case may be;

(ii) Do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws except for such breach, violation or conflict which would not have a Material Adverse Effect;

(iii) Will not result in a breach of, or cause the termination or revocation of, any material authorization from a Governmental Entity held by the Vendor or the Company or necessary to the ownership of the Purchased Shares or the operation of the Business, except for such authorizations from a Governmental Entity which would not have a Material Adverse Effect;

(iv) Will not result in the violation of any Applicable Law, except for such violations which would not have a Material Adverse Effect;

(v) Will not result in an event which, pursuant to the terms of any Material Contract or Licenses and Permits, causes any right or interest of the Company to come to an end or be amended in any way that is detrimental to the Business, or entitles any other Person to terminate or amend any such right or interest; and

(vi) Will not result in the creation or imposition of any Lien on any Asset;

(c)
Required Authorizations and Consents. There is no requirement of the Vendor or the Company to make any filing with, give any notice to, or obtain any authorization of or from any Governmental Entity or to obtain any Required Consents from any contracting parties as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications and authorizations that relate solely to the identity of the Purchaser or the nature of the business carried on by the Purchaser or where the failure by the Vendor or the Company to obtain such filings, notifications and authorizations or Required Consents would not have a Material Adverse Effect;

(d)
Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable against it in accordance with its terms subject only to any limitation under Applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)
Incorporation and Qualification of the Company. The Company is a company incorporated, organized and existing under Part 1A of the Companies Act (Quebec) and has the corporate power to own and operate its property and carry on its business as presently conducted;

(f)
Authorized and Issued Capital. The authorized capital of the Company consists of an unlimited number of Class A, Class B, Class C, Class D, Class E, Class F and Class G shares; of which at this date, 196 Class A shares, 1,000 Class B shares and 804 Class D shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable; and at the Closing Date, 196 Class A shares, 1,000 Class B shares and 804 Class D shares (and no more) shall have been duly issued and shall be outstanding as fully paid and non-assessable. All of the Purchased Shares have been issued in material compliance with all Applicable Laws including, without limitation, applicable securities laws;

(g)
No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by Applicable Law, pre-emptive or contractual) capable of becoming such for (i) the purchase or acquisition from the Vendor of any of the Purchased Shares, or (ii) the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Company;

(h)
Title to Purchased Shares. The Purchased Shares are owned by the Vendor as the registered and beneficial owners with good title, free and clear of all Liens other than those restrictions on transfer, if any, contained in the articles of the Company. Upon completion of the transaction contemplated by this Agreement, the Vendor will have transferred its right, title and interest to the Purchased Shares to the Purchaser;

(i)
Dividends and Distributions. Between January 1, 2008 and the Closing Date, the Company has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so;

(j)
Corporate Records. The Corporate Records are complete and accurate in all material respects and all corporate proceedings and actions reflected in the Corporate Records have been conducted or taken in material compliance with all Applicable Laws and with the articles and by-laws of the Company other than acts of non-compliance which, in the aggregate, would not have a Material Adverse Effect;

(k)	Residence of the Vendor. The Vendor is a resident of Canada within the meaning of the Income Tax Act (Canada);

(l)
Conduct of Business in Ordinary Course. Between January 1st, 2008 and the Closing Date, the Company has not (i) purchased or leased Assets outside of the Ordinary Course; (ii) sold Assets outside of the Ordinary Course, or (iii) borrowed or engaged the Company into debt outside of the Ordinary Course. For the avoidance of doubt, the Vendor has withdrawn cash from time to time from the Company’s bank accounts in the Ordinary Course.

(m)
Compliance with Applicable Laws. The Company conducts and has always conducted the Business in material compliance with all Applicable Laws other than acts of non-compliance which, in the aggregate, would not have a Material Adverse Effect;

(n)
Bankruptcy. Neither the Vendor nor the Company is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has made an assignment in favor of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. Neither the Vendor nor the Company has initiated proceedings with respect to a compromise or arrangement with its creditors or, in the case of the Company, for its winding up, liquidation or dissolution. No receiver has been appointed in respect of either of the Company or the Assets and no execution or distress has been levied upon any of the Assets;

(o)
Authorizations. The Company owns, holds, possesses or lawfully uses in the operation of the Business, all authorizations from a Governmental Entity which are necessary for it to conduct the Business as presently or previously conducted or for the ownership and use of the Assets in compliance with all Applicable Laws, except for such authorizations where the failure the Company to hold such authorizations would not have a Material Adverse Effect.

(p)
Title to the Assets. The Company owns all of the Assets including those reflected as being owned by the Company in its financial books and records. The Company has legal and beneficial ownership of the Assets free and clear of all Liens;

(q)
No Options, etc. No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company of any of the Assets;

(r)
Owned Property. The Company owns the following real property: the building and the land situated at 30 chemin du Golf West in Saint-Charles-Borromée, Quebec J6E 8X6 and more fully described at Schedule 3.1(r) (the “Real Property”).

(s)
Leases. The Company is not a party to, or under any agreement to become a party to, any lease with respect to real property other than the lease for the premises situated at 5252 boulevard de Maisonneuve Ouest, Suite 100, in Montreal, Quebec H4A 3S5;

(t)
Material Contracts. Except for the Contracts described in Schedule 3.1(t) (collectively, the “Material Contracts”), the Benefit Plans and the insurance policies set out in Schedule 3.1(ee), the Company is not a party to or bound by any other Contract which has not been authorized or entered into by Mr. Raynald Henry on behalf of the Company;

(u)
No Breach of Material Contracts. The Company has materially performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default of any Material Contract. Each of the Material Contracts is in full force and effect, un-amended, and there exists no default or event of default or event, occurrence, condition or act (including the purchase of the Purchased Shares) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or material event of default under any Material Contract except where any violation or breach would not have a Material Adverse Effect;

(v)
No Breach of Other Contracts. The Company has not violated or breached, in any material respect, any of the terms or conditions of any Contract (other than the Material Contracts), and all the covenants to be performed by any other party to such Contract have been fully performed in all material respects except where any violation or breach would not have a Material Adverse Effect;

(w)
Intellectual Property. The Intellectual Property together with all intellectual property in the public domain comprises all industrial and intellectual property materially necessary to properly conduct the Business as presently conducted. The Company is the beneficial owner of the Intellectual Property, free and clear of all Liens other than Permitted Liens, and is not a party to or bound by any Contract or other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, the Intellectual Property. No Person has been granted any interest in or right to use all or any portion of the Intellectual Property. The Vendor is not aware of a claim of any infringement or breach of any industrial or intellectual property rights of any other Person by the Company, nor has the Vendor received any notice that the conduct of the Business, including the use of the Intellectual Property, infringes upon or breaches any industrial or intellectual property rights of any other Person. The Vendor has no knowledge of any infringement or violation of any of their rights or the rights of the Company in the Intellectual Property. The conduct of the Business does not infringe upon the patents, trade marks, licences, trade names, business names, copyright or other industrial or intellectual property rights, domestic or foreign, of any other Person. The Vendor is not aware of any state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property;

(x)	Subsidiaries. As of the Closing Date, the Company has no subsidiaries and holds no shares or other ownership, equity or proprietary interests in any other Person;

(y)
Financial Statements. The Financial Statements annexed hereto as Schedule 3.1(y) are true and complete copies of the said Financial Statements. Except as set forth on Schedule 3.1(y), the Financial Statements fairly present in all material respects the financial position, results of operations and change in financial position of the Company as of the dates indicated therein and for the periods covered thereby;

(z)
No Liabilities. Except as disclosed in this Agreement or reflected or reserved against in the Financial Statements, the Company has no material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except for current liabilities incurred in the Ordinary Course between January 1, 2008 and the Closing Date;

(aa)
Bank Accounts and Powers of Attorney. Schedule 3.1(aa) is a correct and complete list showing (i) the name of each bank in which the Company has an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box, and (ii) the names of all Persons holding powers of attorney from the Company. Copies of the powers of attorney have been provided to the Purchaser;

(bb)	Environmental Matters.

(i) The Company has not been required by any Governmental Entity to alter the Real Property in a material way in order to be in compliance with Environmental Laws, or (ii) perform any material environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any real property and/or with the Business; and

(ii) There are no reports or documents relating to environmental matters materially affecting the Company or the Real Property;

(iii) There are no circumstances that could reasonably be expected to give rise to any civil or criminal proceedings or liability regarding the release or presence of a Hazardous Substance or the violation of any Environmental Law by the Company, its employees, agents or others for whom it is responsible and that would have a Material Adverse Effect;

(iv) There are no proceedings nor any circumstances or material facts which could, if true, give rise to any proceedings, in which it is alleged that the Company or its predecessors are potentially responsible for a domestic or foreign federal, provincial, state, municipal or local clean-up or remediation of lands contaminated with Hazardous Substances or for any other remedial or corrective action under an Environmental Law and that would have a Material Adverse Effect;

(cc)
Employees. There are no Employees other than those listed at Schedule 3.1(cc) which contains a correct and complete list of each employee and consultant of the Company, whether actively at work or not;

(dd)	Benefit Plans. The only material benefit plans existing in respect of the employees of the Company are the Benefit Plans described on Schedule 3.1(dd);

(ee)
Insurance. There are no material insurance policies maintained by the Company other than those listed at Schedule 3.1(ee). The Company is not in material default with respect to any of the provisions contained in the insurance policies. The Vendor is not aware of any circumstances where any Person could make a claim against the Company, whether covered by insurance or not and the Vendor is not aware of any circumstances in respect of which it could make a claim under the insurance policies which could have a Material Adverse Effect. There has not been any Material Adverse Change in the relationship of the Company with its insurers, the availability of coverage, or in the premiums payable pursuant to the policies;

(ff)
Litigation. There are no (i) actions, suits or proceedings, at law or in equity, by any Person (including, without limitation, the Company), (ii) arbitration or alternative dispute resolution process, or (iii) any administrative or other proceeding by or before (or to the knowledge of the Vendors any investigation by) any Governmental Entity, pending, or threatened against or affecting the Company, the Business or any of the Assets, and the Vendor knows of no valid basis for any such action, suit, proceeding, arbitration or investigation that would have a Material Adverse Effect;

(gg)
Taxes. The Company has filed or caused to be filed (or appropriate extensions have been obtained), within the times and in the manner prescribed by Applicable Law, all federal, provincial, local and foreign tax returns, tax reports and forms which are required to be filed by or with respect to the Company and any subsidiaries. All federal, provincial, local and foreign income taxes and deductions at source (including interest and penalties) (“Taxes”) that are or may become payable by or due from the Company have been fully paid or fully disclosed and fully provided for in the Financial Statements. The federal and provincial income tax liability of the Company has been assessed for all fiscal years to and including its fiscal year ended on December 31st, 2007. There are no outstanding agreements or waivers extending the statutory period providing for an extension of time with respect to the assessment or reassessment of tax or the filing of any tax return by, or any payment of any tax by the Company or its corporate predecessors, no notice of assessment or reassessment has been received no examination of any tax return of the Company is currently in progress. There are no claims, actions, suits or proceedings (or any investigation) pending or threatened against the Company relating to taxes and the Vendor knows of no valid basis for any such claim, action, suit, proceeding, investigation or discussion. The Company has withheld from each payment made by them the amount of all taxes and other deductions required to be withheld there from and have paid the same to the proper taxing or other authority within the time prescribed under any Applicable Law.

(hh)
Negative Facts. The Vendor does not have any information or knowledge of any facts or circumstances, other than facts or circumstances relating to (i) the condition of the economy in general, (ii) market conditions, (iii) changes in Applicable Law or GAAP, or (iv) changes resulting from the announcement of this Agreement or the transactions contemplated by this Agreement, which would cause any of the representations and warranties of the Vendor contained in this Agreement to be false in any material respect.

(ii)
Bonuses. The Company has not paid or is not obliged to pay any bonuses, fees, distributions, remuneration or other compensation to any Person other than salaries, wages, bonuses or compensation paid or payable to Employees. Neither the Vendor nor any director, officer or employee of the Company is entitled to receive any commission, bonus or other payment as a consequence of the sale of the Purchased Shares to the Purchaser hereunder whether payable by any of the Vendor, the Company, or any other Person.

(jj)
Guarantees. Schedule 3.1(jj) contains true and complete copies of all guarantees provided by the Vendor in respect of the Company (the “Vendor’s Guarantee(s)”). There is no event, occurrence or state of facts, or factual or legal basis, that has arisen or exists that could give rise to a payment or the performance of an obligation by the Vendor under any Vendor’s Guarantee.

(kk)
Affiliated Transactions. The Company is not a party to any material agreement with or arrangement with nor liable in respect of advances, loans, guarantees to or on behalf of any shareholder, officer, director, Employee or affiliate or any other Person with whom the Company does not deal at arm’s length, other than as disclosed in Schedule 3.1(kk).

(ll)
Licenses and Permits. Schedule 3.1(ll) lists all the licenses and permits held by the Company (“Licenses and Permits”). No Person has threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any licenses or permits held by the Company, except for such licenses or permits which the failure to have would not cause a Material Adverse Effect; and

(mm)
Product Liability. Since the Vendor acquired the Company on January 13, 2003, no product sold or delivered by the Company or any part or component thereof, is or has been subject to any product recall, service bulletin or similar product corrective action in connection with any actual or alleged potential product defect.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to the Vendor and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Shares:

(a)
Incorporation and Qualification of the Purchaser. The Purchaser is a corporation incorporated, organized and existing under Part 1A of the Companies Act (Quebec) and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement;

(b)	Validity of Agreement. The execution, delivery and performance by the Purchaser of this Agreement:

(i) Have been duly authorized by all necessary corporate action on the part of the Purchaser;

(ii) Do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of its constating documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

(iii) Will not result in the violation of any Applicable Law by the  Purchaser;

(c)
Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms subject only to any limitation under Applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(d)
Required Authorizations. The Purchaser has made or will make any filing with, give any notice to, or obtain any authorization of, any Governmental Entity which requires same relating solely to the identity of the Purchaser or the nature of the business carried on by the Purchaser as a condition to the lawful completion of the transactions contemplated by this Agreement; and

(e)
Due authorization. The Purchaser has all the necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments.

(f)
Litigation. The Purchaser is not a party to any, and there is no pending or threatened actions, suits, claims, investigations, proceedings or orders against the Purchaser which prohibits or seeks to enjoin the transactions contemplated by this Agreement which, if determined adversely, would reasonably be expected to prevent the consummation of this Agreement or the ability of Purchaser to perform its obligations under this Agreement and any other agreements contemplated hereby.

(g)
Company’s Representations and Warranties. The Purchaser has  reviewed the representations and warranties of the Vendor contained in this Agreement together with the Schedules hereto, and the Purchaser and its representative, Raynald Henry, have no knowledge, without inquiry to any professional of any facts, circumstances, action or inaction that would give cause any of the representations and warranties of the Vendor contained in this Agreement to be false in any material respect.

ARTICLE 5
CLOSING

5.1 Date, Time and Place of Closing.

Subject to the terms and conditions set forth herein, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place by correspondence between the offices of Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019 and the offices of Morency, Société d’avocats, LLP, 500 Place d’Armes, Suite 2420, Montreal, Quebec H2Y 2W2 or at such other place as may be agreed to by the parties. The Closing shall be deemed to be effective as of 11:59 p.m., New York City time, on such date, and such date is referred to herein as the “Closing Date”. All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

(a)  At Closing, the Vendor shall deliver the following documents to Purchaser:

(i) the certificates representing the Purchased Shares, together with stock powers duly executed in blank;

(ii) the written resignations of each of the directors and officers of the Vendor, as may be requested by Purchaser, effective upon Closing;

(iii) a release of the Company and Raynald Henry by the Vendor and Langer, in the form attached hereto as Schedule 5.1(a)(iii);

(iv) the Purchase Order in the form attached hereto as Schedule 5.1(a)(iv); and

(v) such other documents and instruments as the Purchaser may reasonably request.

(b) At Closing, Purchaser shall deliver the following documents and funds to the Vendor:

(i) a wire transfer of immediately available funds to the Vendor, in the aggregate amount of the Purchase Price;

(ii) a release of the Vendor and Langer, Inc. by the Company and Raynald Henry, in the forms attached hereto as Schedule 5.1(b)(ii);

(iii) the Purchase Order in the form attached hereto as Schedule (a)(iv); and

(iv) such other documents and instruments as the Vendor may reasonably request.

ARTICLE 6
INDEMNIFICATION

6.1 Indemnification.

The parties agree to indemnify each other as follows:

6.1.1 Vendor’s Indemnity

The Vendor shall indemnify and hold the Purchaser and the Company, their respective directors, officers and employees harmless in respect of any Claim which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

(1)	any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement; or

(2)	any breach of or any non-fulfillment of any covenant or agreement on the part of the Vendor under this Agreement; or

(3)	any and all Taxes and related penalties, interest or other charges for any unaccrued Tax liabilities with respect to the Company for all periods from January 13, 2003 to the Closing Date.

6.1.2 Purchaser’s Indemnity

The Purchaser shall indemnify and hold the Vendor and its directors, officers and employees harmless in respect of any Claim which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

(1)	any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement;

(2)	any breach of or any non-fulfillment of any covenant or agreement on the part of the Purchaser under this Agreement;

(3)	any Vendor’s Guarantee; or

(4)
any and all Taxes and related penalties, interest or other charges for any unaccrued or unreported Tax liabilities with respect to the Purchaser, the Purchased Shares, or the Company for all periods subsequent to the Closing Date.

6.1.3 Indemnification Procedures.

An Indemnified Party under this Agreement shall, with respect to Claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a Claim for indemnity under this Agreement as soon as is reasonably practicable; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party. The Indemnifying Party shall have the right, at its election, to take over the defence or settlement of such Claim by giving written notice to the Indemnified Party at least ten (10) days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. In the event the Indemnifying Party elects and diligently contests or defends any such Claim in good faith, the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party; provided, however, that the Indemnifying Party will not settle any such Claim without the written consent of the Indemnified Party, which shall not be unreasonably withheld.

With regard to Claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five (5) days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the indemnified party.

6.1.4 Limitations on Indemnification

The Vendor shall not be obligated to indemnify or hold harmless the Purchaser Indemnified Parties in respect of any Claims suffered, incurred or sustained by the Purchaser Indemnified Parties as a result of this Agreement, until the Purchaser Indemnified Parties have suffered Claims by reason of all such breaches in excess of $25,000 (the “Deductible”) (at which point the Vendor will be obligated to indemnify the Purchaser Indemnified Parties for the amount of such Claims in excess of the Deductible). In no event shall the aggregate liability of the Vendor for all obligations under this Agreement exceed fifty percent (50%) of the Purchase Price. The Vendor shall have no liability under this Article VI to the extent that an allowance or provision or reserve in respect of the matter to which the Claim relates has been made in the Financial Statements.

6.1.5 Exclusive Remedy.

The Vendor and the Purchaser agree that the sole recourse of the Purchaser Indemnified Parties for any indemnification claims under this Article V is as set forth in this Article VI. In entering into this Agreement, the Purchaser has relied solely upon its own investigation and analysis and the representations and warranties of the Vendor in Article III, and the Purchaser (i) acknowledges that, except for the specific representations and warranties of the Vendor contained in Article III, none of the Vendor or any of its Affiliates makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including any projections, estimates or other forward-looking information provided (including in any management presentations, information memorandum, supplemental information or other materials or information with respect to any of the above) or otherwise made available to the Purchaser or its Affiliates) and (ii) agrees, to the fullest extent permitted by Applicable Law, that the Vendor and its Affiliates shall not have any liability or responsibility whatsoever to the Purchaser or its Affiliates or any Purchaser Indemnified Parties on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Purchaser or its Affiliates or any Purchaser Indemnified Party, including in respect of the specific representations and warranties of the Vendor set forth in Article III, except as and only to the extent expressly set forth in Article III with respect to such representations and warranties and subject to the limitations and restrictions contained in this Agreement.

6.2 No Waiver.

Any party hereto may at any time waive, in writing, any Claim which it may have against any other party, provided that any such waiver shall apply only to the particular Claim waived and shall not operate as a waiver of any other or future Claim.

6.3 Time Limitations.

The representations and warranties of the parties contained in this Agreement and their respective rights to seek indemnification under this Section 6.1 for breach shall survive the Closing for a period of two (2) years after the Closing Date except for with respect to the representations or warranties set forth in Section 3.1(gg) which shall survive three (3) years after the Closing Date, provided, that such rights to seek indemnification will survive the expiration of the applicable survival period as described above to the extent written notice is provided pursuant to Section 8.1 prior to the expiration of the survival period regarding any indemnifiable Claims incurred prior to the expiration of the survival period as described above is otherwise set to expire until such time as the indemnifiable Claim has been finally resolved.

ARTICLE 7
POST-CLOSING COVENANTS

7.1 Confidentiality.

After the Closing, each party hereto will keep confidential and will not use or disclose any information in its possession or under its control relating to the other party, their respective Affiliates, the Company or the Business unless such information is or becomes generally available to the public other than as a result of a disclosure by a party hereto in violation of this Agreement or is required to be disclosed by judicial process or Applicable Law (including the rules and regulations of the Securities and Exchange Commission or national securities exchange).

7.2 Further Assurances.

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Shares to the Purchaser and carry out the intent of this Agreement.

7.3 Inventory of the Purchaser

The parties declare that concurrently with the signature of this Agreement, all of the remaining inventory of Langer products held by the Company and set forth on Schedule 5.1(a)(iv) has been repurchased by the Vendor from the Company pursuant to the terms of the Purchase Order in the form attached hereto as Schedule 5.1(a)(iv).

7.4 Tax Refunds for Pre-Closing Periods.

Notwithstanding any other provision of this Agreement, the parties agree that the Seller shall be entitled to an amount equal to the amount of any tax refund or credit received by the Company that relate to periods occurring prior to the Closing and that have not been accounted for in the books of the Company as at Closing. The Company and the Purchaser shall pay over to Seller such amounts as soon as possible (but in any event within five (5) business days) after its receipt thereof.

ARTICLE 8
GENERAL

8.1 Notices.

Any notice, certificate, consent, direction or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

(a) to the Purchaser at:

9199-9200 Quebec Inc.
35 Bellefeuille
Saint-Charles-Borromée, Quebec J6E 7G9
Attn : Mr. Raynald Henry
Facsimile : (450) 755-4969

(b) to the Vendors at:

Langer, Inc.
450 Commack Rd.
Deer Park, NY 11729
Attn.: Chief Executive Officer
Facsimile: (631) 667-1203

with a copy to:
Kane Kessler, P.C.
1350 Avenue of the Americas
26th Floor
New York, NY 10019
Attn.: Robert L. Lawrence, Esq.
Facsimile: (212) 245-3009

And

Morency, Société d’avocats
500 Place d’Armes, Suite 2420
Montreal, Quebec H2Y 2W2
Attn. : Luc Richard
Facsimile: (514) 845-9522

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:30 p.m. (local time), otherwise such communication shall be deemed to have been given and made and to have been received on the next following business day in the place the communication is received or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission or (iii) if sent by mail shall be deemed to have been given and made and to have been received on the fifth (5th) business day in the place the communication is sent following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

 8.2 Time of the Essence.

Time shall be of the essence of this Agreement.

8.3 Expenses.

Except as otherwise expressly provided in this Agreement, each Party shall be responsible for all of its own costs and expenses (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred in connection with this Agreement and the transactions contemplated herein and therein shall be paid by the Party incurring such expenses.

8.4 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendor and the Purchaser.

8.5 Waiver.

(a) A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver;

(b) No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party, nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right;

(c) The waiver by any Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

8.6 Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall forever survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any Party, shall continue in full force and effect. Closing shall not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

8.7 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein and therein and neither the Vendor nor the Purchaser has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

8.8 Successors and Assigns.

This Agreement shall become effective when executed by the Vendor and the Purchaser and after that time shall be binding upon and enure to the benefit of the Vendor, the Purchaser and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any Party, whether absolutely, by way of security or otherwise, without the prior written consent of the other Party.

8.9 Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

8.10 Governing Law.

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein. Any claim pertaining to this Agreement shall be introduced in the Superior Court of the district of Montreal.

8.11 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original, electronic or faxed form and the Parties adopt any signatures received by electronic mail or a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so electronically transmitted or faxed.

8.12 Further Assurances.

Each Party shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and matters in connection with this Agreement that the other Parties may reasonably require, for the purposes of giving effect to this Agreement.

8.13 Language.

The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux présentes ont exigé que le présent contrat et tous autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

8.14 Publicity. No public announcement or other publicity regarding this Agreement or the transactions contemplated hereby shall be made prior to or after the date hereof without the prior written consent of the Vendor and the Purchaser as to form, content, timing and manner of distribution. Notwithstanding the foregoing, nothing in this Agreement shall preclude any party or its Affiliates from making any public announcement or filing as required by law, rule or regulation, including the rules and regulations of the Securities and Exchange Commission or the NASDAQ Global Market nor shall preclude the Company from making any announcement to its employees nor shall preclude the Fonds de solidarité des travailleurs du Québec from making a public announcement of its investment.

8.15 Expenses. Each party agrees to pay, without right of reimbursement from the other party, the costs incurred by it incident to the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, costs incident to the preparation of this Agreement, and the fees and disbursements of counsel, financial advisors, brokers, accountants and consultants employed by such party in connection herewith.

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

9199-9200 QUEBEC INC.

/s/ Raynald Henry

By: Raynald Henry

LANGER CANADA INC.

/s/ Kathleen P. Bloch

By: Kathleen P. Bloch
Authorized Signing Officer

INTERVENTION

Langer, Inc. hereby intervenes to the present Agreement and hereby agrees to guarantee to the Purchaser, solidarily with the Vendor, with respect to the execution of the obligations of the Vendor under Article 6 of the present Agreement.

LANGER, INC.

Per: /s/ Kathleen P. Bloch
Kathleen P. Bloch

INTERVENTION

Bi-Op Laboratories, Inc. hereby intervenes to the present Agreement and hereby agrees to guarantee to the Vendor, solidarily with the Purchaser, with respect to the execution of the obligations of the Purchaser under Article 6 of the present Agreement.

BI-OP LABORATORIES, INC.

Per: /s/ Kathleen P. Bloch
Kathleen P. Bloch

INTERVENTION

Raynald Henry hereby intervenes to the present Agreement and hereby agrees to guarantee to the Vendor, solidarily with the Purchaser, with respect to the representations and warranties set forth in Section 4.1(g) of the present Agreement.

/s/ Raynald Henry
Raynald Henry